UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on May 8, 2009, entitled "Annual overview – StatoilHydro ASA ”.

Annual overview – StatoilHydro ASA

Pursuant to the Norwegian Securities Trading Act (Verdipapirhandelloven), article 5-11, issuers of listed transferable securities are required to provide Oslo Stock Exchange with an annual summary of information made available to the public.

Attached is the annual overview for StatoilHydro ASA (OSE: STL, NYSE: STO) for the period 1 May 2008 to 8 May 2009.

The information is available on the group’s website (www.statoilhydro.com) and at www.newsweb.no.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 8, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer